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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53276

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/19** (mm/dd/yy) AND ENDING **12/31/19** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stinson Securities, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Sansome Street, Suite 1330
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lonnie Odom **415-981-3345**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA
(Name – if individual, state last, first, middle name)

21860 Burbank Blvd, Suite 150	**Woodland Hills**	**CA**	**9**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, **Lonnie Odom**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Stinson Securities, LLC**, as of **December 31, 2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 24th day of February, 2020, by Lonnie Odom
________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ________ (Seal)

Notary Public

Signature

President

Title

APRIL M. JOHNSON
Notary Public - California
San Francisco County
Commission # 2218664
My Comm. Expires Nov 13, 2021

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Stinson Securities, LLC

Annual Audit Report

December 31, 2019

Stinson Securities, LLC

Table of Contents

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the members of Stinson Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stinson Securities, LLC (the "Company") as of December 31, 2019, the related statement of income, changes in member's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Stinson Securities, LLC management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2018
Woodland Hills, California
February 26, 2020

STINSON SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash	$	272,867
Prepaid and other assets		12,775
Total assets	$	285,642

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accounts payable and accrued liabilities	$	42,706
Income taxes payable		3,060
Lines of credit payable		24,448
Total liabilities		70,214
Member's Equity		215,428
Total liabilities and member's equity	$	285,642

The accompanying notes are an integral part of these financial statements

STINSON SECURITIES, LLC

STATEMENT OF INCOME

for the year ended December 31, 2019

Revenue	
Underwriting Fees	$ 966,975
Interest and other income	7,451
Total Revenue	974,426
Expenses	
Commissions	$ 481,338
Information Service Fees	25,680
Professional fees	20,463
Underwriting expenses	14,713
Communication and data processing	10,164
Interest expense	9,372
Clearing fees	34,996
Occupancy expense	39,005
Travel and entertainment	34,712
Operating expenses	101,906
Total Expenses	772,349
Net Income	$ 202,077

The accompanying notes are an integral part of these financial statements

STINSON SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

for the year ended December 31, 2019

	Common Stock	Preferred Stock	Preferred Stock, Class C	Retained Earnings	Total
Balance, December 31, 2018	$1	$155,000	$159,000	$(234,237)	$79,764
Capital Contributions				90,000	90,000
Capital Distributions				(156,413)	(156,413)
Net Income				202,077	202,077
Balance, December 31, 2019	$1	$155,000	$159,000	$ (98,573)	$215,428

The accompanying notes are an integral part of these financial statements

STINSON SECURITIES, LLC

STATEMENT OF CASH FLOWS

for the year ended December 31, 2019

Cash flows from operating activities:		
Net income	$	202,077
Change in operating assets and liabilities:		
Prepaid and other assets		(10,581)
Accounts payable and accrued liabilities		(1,484)
Taxes payable		1,755
Line of credit payable		400
Net cash provided by operating activities		192,167
Cash flows from financing activities:		
Contributions		90,000
Distributions		(156,413)
Net cash used in financing activities		(66,413)
Net increase in cash		125,754
Cash, beginning of year		147,113
Cash, end of year	$	272,867
Supplemental information:		
LLC fees paid	$	3,600

The accompanying notes are an integral part of these financial statements

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed Stinson Securities, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company) was formed as a California Limited Liability Company in July 19, 2001. The National Association of Securities Dealers, Inc. (NASD) approved the Company's application to provide broker-dealer services for the sale of corporate equity and debt securities, U.S. government and municipal securities, mutual funds and variable life insurance products. The Company has adopted a calendar year.

Description of Business

The Company, located in San Francisco, CA is a broker-dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(ii), which provides "All customers transactions are cleared through another broker-dealer on a fully disclosed basis." The Company participates in municipal and corporate debt securities underwriting, and brokers U.S. government municipal and corporate debt securities, and the sale of private placements of securities.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update "(ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue- producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The Company applied Topic 606 under the cumulative effect method – i.e. by recognizing the cumulative effect if initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. There were no adjustments necessary.

Revenue from contracts equal to twelve months or less in duration is recognized upon termination, completion and acceptance by the customer and when the collectability of the related receivable is reasonably assured.

The Company underwrites municipal bond offerings by contracting to purchase and then sell offerings on a best effort basis. Commission revenues are recorded by the Company on the trade date reported by the clearing broker with whom it does business. The difference between the price paid and the issue price, the gross underwriting spread, is recognized as underwriting income on the trade date of the sale.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2019, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, Stinson Securities, LLC, a limited liability company has elected to be taxed as partnership. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members. Management believes there are no uncertain tax positions. Under Tax Regulation (IRC 6501 (a) and section 301.6501 (a) – 1(a), the IRS is required to assess tax within 3 years after the tax return is filed with IRS.

Concentrations

The Company has revenue concentrations; the company specializes in sales of municipal and corporate debt securities underwriting, U.S. government municipal and corporate debt securities.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 26, 2020 which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's ratio of aggregate indebtedness to net capital was 35.to 1.

From January 1, 2019 through April 9, 2019 and from August 15, 2019 through August 28, 2019 and subsequently from September 12, 2019 through September 25, 2019, the Company did not maintain sufficient regulatory net capital under SEA Rule 15c3-1(a) of $100,000 to qualify as an underwriter. On January 1, 2019 the Company maintained net capital of $77,570 which was $22,430 below its minimum requirement of $100,000. On August 15, 2019, the Company had net capital of $99,684 which was $316

below its minimum requirement of $100,000 and on September 12, 2019 the Company had net capital of $98,967 which was $1,033 below its minimum requirement.

During the period that the Company did not meet its net capital requirements, the Company did not engage in any securities transactions. Throughout the year the firm met the exemptive provision of SEA Rule 15c3-3(k)(2)(ii) as a fully disclosed Broker Dealer and did not engage in any securities business, have customer accounts or funds in its possession. The Company did not conduct any underwriting or syndicate business during the period the firm was deficient in net capital.

The Company notified the SEC and its Designated Examining Authority of their deficiencies.

The deficiencies were corrected on April 10, 2019 with a $50,000 capital contribution and subsequently on August 29, 2019 with a $15,000 capital contribution and finally on September 25, 2019 with a $5,000 capital contribution.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(ii).

NOTE D – CAPITALIZATION AND DISTRIBUTION

The Company has three classes of members. Class B members have priority over Class A and Class C members with the respect to return of capital and distributions. Class B members are entitled to distributions of 1% of gross revenue for every $10,000 invested as capital. Class C members are entitled to a distribution of .5% for each $10,000 invested as capital. The Class A Members are entitled to the remaining profit or loss. A members' liability is equal to their respective capital contribution.

Under the Company's amended Operating Agreement, no Class C member is either required or permitted to make additional capital contributions.

NOTE E – RENT

As of the reporting date the company has adopted the recently issued accounting standards, and there was no material affect on the financial statements.

In February 2016, the FASB issued ASU No. 2016-02, "Lease (Topic 842)," which supersedes previous leasing guidance in Topic 840. Under the new guidance, lessees are required to recognize lease right-of-use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The FASB has since issued additional related ASU amendments to clarify and improve certain aspects of the guidance and implementation of Topic 842. The company's lease obligation is less than 12 months.

The amount of rent for 2019 was $39,005.

NOTE F – LINES OF CREDIT

The balance of the line of credit at December 31, 2019 was 24,448 and the interest rate was 11.50%.

NOTE G – OTHER COMMITMENTS AND CONTINGENCIES

The Company has a clearing agreement with its clearing broker-dealer which included an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2019, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Stinson Securities, LLC

SUPPLEMENTAL INFORMATION

STINSON SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2019

Net capital:		
Total member's equity		$ 215,428
Less: Non-allowable assets		
Prepaid and other assets		12,762
Total non-allowable assets		12,762
Net Capital		**202,666**
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$ 70,201	
		$ 70,201
Total aggregate indebtedness (A.I.)		
Computation of basic net capital requirement, greater of: 100,000		
Minimum net capital required or 6-2/3% of A.I.		$ 4,680
Minimum dollar requirement		$ 100,000
Net capital		$ 202,666
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement		$ 102,666
Ratio: Aggregate indebtedness to net capital		35%

The net capital computation agrees to the Focus Report filed for December 31, 2019

The accompanying notes are an integral part of these financial statements

Schedule II
Determination of Reserve Requirements
Under Rule 15C3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relation to Possession or Control
Requirements under the (k)(2)(ii) exemptive provision

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2) (ii) exemptive provision.

The accompanying notes are an integral part of these financial statements

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Lonnie Odom, CEO
Stinson Securities, LLC

We have reviewed management's statements, included in the accompanying Stinson Securities, LLC Exemption Report in which (1) Stinson Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Securities, Inc claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated that Stinson Securities, LLC met the identified exemption provision throughout the most recent fiscal year of 2019, except from the period August 15, 2019 through August 28, 2019 and subsequently from September 12, 2019 through September 24, 2019. Stinson Securities, LLC management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2018.
Woodland Hills, California
February 26, 2020

STINSON SECURITIES, LLC

Dave Banerjee, CPA an Accountancy Corporation
21860 Burbank Blvd., Suite 150
Woodland Hills, CA 91367

February 26, 2020

Assertions Regarding Exemption Provisions

Stinson Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgate by the Securities and Exchange Commission (17 C.F.R. 240.17a-5," reports to be made by certain brokers and dealers", "SEC"). This Exemption Report was prepared as required by C.F.R.240.17a-5(d)91) and (4). To the best of its knowledge and belief, the Company states the following:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph(k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified provision in C.F.R 20.15c3-3(k) throughout the most recent fiscal year except as described below:

From August 15, 2019 through August 28, 2019 and subsequently from September 12, 2019 through September 24, 2019 the Company did not maintain sufficient regulatory capital under SEA Rule 15c3-1(a) of $100,000.

During this period, the Company did not engage in any securities business requiring aa $100,000 minimum Net Capital.

The Company notified the SEC and Its Designated Examining Authority on August 20,2019 and subsequently on September 16, 2019.

Lonnie Odom, President

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Members of Stinson Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Stinson Securities, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, an Accountancy Corp.
We have served as the Company's auditor since 2018.
Woodland Hills, California
February 26,2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******2714*********************MIXED AADC 220
53276 FINRA DEC
STINSON SECURITIES LLC
220 SANSOME ST STE 1330
SAN FRANCISCO, CA 94104-2728

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1,409

B. Less payment made with SIPC-6 filed (exclude interest) (763)

7/30/19
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 646

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 646

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 646

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the ____ day of ______________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 974,426

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 34,996

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 34,996

2d. SIPC Net Operating Revenues $ 939,430

2e. General Assessment @ .0015 $ 1,409

(to page 1, line 2.A.)